As filed with the Securities and Exchange Commission on June 29, 2018

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.        )

Madison Covered Call & Equity Strategy Fund
(Name of Subject Company Issuer)

Madison Covered Call & Equity Strategy Fund
(Name Of Filing Persons - Offeror)
_____________________

Common Shares of Beneficial Interest
(Title of Class of Securities)

557437100
(CUSIP Number of Class of Securities)

Kevin S. Thompson
Chief Legal Officer
Madison Asset Management, LLC
550 Science Drive
Madison, WI 53711
608-274-0300
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Person)
_____________________

With a Copy to:
Pam Krill
Godfrey & Kahn, S.C.
One East Main Street
Suite 500 Madison, WI 53703-3300
608-257-3911

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
Not Applicable	Not Applicable

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing.

Amount Previously Paid: Not Applicable             Filing Party: Not Applicable
Form or Registration No.: Not Applicable            Date Filed: Not Applicable

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ Third-party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEMS 1-11.
Not Applicable.
ITEM 12. EXHIBITS

Exhibit No.	Description
99.1	Press release dated June 29, 2018
ITEM 13.
Not Applicable.